Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 27, 2017
Total Energy Services Inc. Provides Update Regarding its
Acquisition of Savanna Energy Services Corp.
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") is pleased to confirm that on March 24, 2017 it acquired a majority of the outstanding common shares of Savanna Energy Services Corp. ("Savanna").  The process for Total Energy to acquire additional common shares of Savanna is now underway and further updates will be provided by Total Energy as appropriate.  Total Energy appreciates and respects the trust and confidence demonstrated by Savanna shareholders.
The board of directors and senior management of Total Energy will look to immediately engage with their counterparts at Savanna in an effort to facilitate an efficient and cooperative transition, in the best interests of Savanna, its shareholders and other stakeholders. Total Energy welcomes the opportunity to engage with Savanna stakeholders, including employees, First Nations partners, customers, lenders, suppliers and others at an early opportunity. Interested stakeholders are encouraged to contact Daniel Halyk, President and CEO of Total Energy, or William Kosich, Vice President, Drilling Services, of Total Energy with any questions or concerns.
The combination of Total Energy and Savanna will result in a diversified, financially solid energy services company with a strong market position in four business segments: Contract Drilling Services; Rentals and Transportation Services; Well Servicing and Compression and Process Services.  With a leading market presence in Canada and growing international operations, particularly in the United States and Australia where each of Total Energy and Savanna currently conduct business, Total Energy expects that it will be well positioned to continue to provide its shareholders with industry leading returns on their equity following completion of the acquisition of Savanna.
Savanna shareholders who have not yet tendered to Total Energy's offer to purchase the outstanding common shares of Savanna (the "Total Offer") are encouraged to deposit their Savanna common shares under the Total Offer as soon as possible. After giving effect to the extension of the Total Offer announced on March 25, 2017, the Total Offer is now scheduled to expire at 12:00 PM (Pacific time) on April 7, 2017. If Savanna shareholders have any questions regarding the Total Offer or how to tender their Savanna common shares, they should contact Laurel Hill Advisory Group ("Laurel Hill") at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension, relating to its offer to Savanna Shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE, THE SECOND NOTICE OF CHANGE AND THE NOTICE OF EXTENSION (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension (when it becomes available) and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension (when it becomes available) and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase Savanna common shares otherwise than under the Offer, such as in open market purchases.
Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the acquisition of further Savanna common shares by Total Energy, the anticipated timing of expiry of the Total Offer, and expectations concerning the effect of the Savanna acquisition on Total Energy (including the financial strength and potential benefits of the combination of both companies).
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the acquisition, including by changing the board of directors of Savanna to consist of nominees of Total Energy. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in Total Energy's annual information form for the year ended December 31, 2016 (the "AIF"), and under the heading "Risk Factors" in Total Energy's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 ("Annual MD&A"), each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the effect of the Savanna acquisition on Total Energy (including the financial strength and potential benefits of the combination of both companies) is based upon various assumptions and factors, including publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna common shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna common shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Total Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.
Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the "Notice of Change"), the notice of variation dated March 13, 2017 (the "Notice of Variation") and the notice of extension dated March 27, 2017 (the "Notice of Extension"). All of those documents are available (or in the case of the Notice of Extension, will shortly be available) under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this News Release. For a discussion regarding such risks, see, in particular, the sections of the Original Offer and Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in the Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Total Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Total Offer, the successful completion of the Total Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy.

Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Total Offer and its anticipated impacts.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.